

07004829

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING
RECEIVED
MAR - 1 2007
WASHINGTON, DC SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65251

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GEOFFREY RICHARDS SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1801 S. FEDERAL HWY, SUITE 247
(No. and Street)

DELRAY BEACH (City) FL (State) 33483 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baum & Company, P.A.
(Name – *if individual, state last, first, middle name*)

1515 University Dr, Suite 226 (Address) Coral Springs (City) FL (State) 33071 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



PROCESSED
APR 04 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Geoffrey D. Liooy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Geoffrey Richards Securities Corp., as of December 31st, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JENNIFER A. HUGHES
MY COMMISSION # DD 347001
EXPIRES: August 16, 2008
Bonded Thru Notary Public Underwriters

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GEOFFREY RICHARDS SECURITIES CORP.

FINANCIAL STATEMENTS

DECEMBER 31, 2006

TABLE OF CONTENTS

BEST AVAILABLE COPY

BAUM & COMPANY, P.A.
Certified Public Accountants
1515 University Drive - Suite 226
Coral Springs, Florida 33071
(954) 752-1712

INDEPENDENT AUDITOR'S REPORT

Geoffrey Richards Securities Corp.
Delray Beach, Florida

We have audited the accompanying balance sheet of Geoffrey Richards Securities Corp. as of December 31, 2006 and the related statement of operations, cash flows, and statements of changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Geoffrey Richards Securities Corp. at December 31, 2006, and the results of its operations and the related statement of operations, cash flows, and changes in stockholders' equity for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information presented on the statement of computation of minimum capital requirements is not a required part of the basic financial statements, but in supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

February 23, 2007
Coral Springs, Florida

Baum & Company PA

GEOFFREY RICHARDS SECURITIES CORP.
BALANCE SHEET
DECEMBER 31, 2006

ASSETS

Current Assets	
Cash in bank and cash equivalents	$ 57,507
Marketable investments	12,500
Commission receivable	12,107
Total Current Assets	82,114
Other Assets	
Clearing Agent Deposit	50,000
Total Assets	$ 132,114

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities	
Accounts Payable and Accrued Expenses	$7,673
Total Liabilities	7,673
Stockholders' Equity	
Common Stock, par value $.01; 10,000 shares authorized, 3,000 shares issued and outstanding	30
Additional paid-in-capital	138,297
Accumulated Deficit	(13,886)
Total Stockholders' Equity	124,441
Total Liabilities and Stockholders' Equity	$132,114

See accompanying notes to financial statements.

GEOFFREY RICHARDS SECURITIES CORP.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

Revenues	$ 353,375
Operating Expenses:	
Clearing charges	87,612
Professional fees	1,500
Compensation and commissions	168,178
Regulatory fees	6,061
General & Administrative Expenses	61,116
Total Operating Expenses	324,467
Net Income before Other Income	28,908
Other Income	
Other Income and fees	30,378
Interest Income	2,484
Total Other Income	32,862
Net Income before Provision for Income Taxes	61,770
Provision for Income Taxes	- 0 -
Net Income	$ 61,770

See accompanying notes to financial statements.

GEOFFREY RICHARDS SECURITIES CORP.
STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

Cash Flows from Operating Activities:	
Net Income(Loss)	$ 61,770
Adjustment to reconcile net income (loss) to net cash provided by operating activities:	
(Increase) in commission receivable	(2,623)
(Increase) in marketable securities	(12,500)
Increase in accounts payable and accrued expenses	6,788
Net Cash provided by Operating Activities	53,435
Cash Flows from Financing Activities	
Distributions to stockholders'	(60,000)
Total cash flows used for financing activities	(60,000)
Net decrease in cash	(6,565)
Cash and Cash Equivalents - beginning	64,072
Cash and Cash Equivalents - ending	$ 57,507

See accompanying notes to financial statements.

GEOFFREY RICHARDS SECURITIES CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY

	Common Stock	Additional Paid In Capital	Accumulated Deficit
Balance - 12/31/05	$ 30	$ 138,297	$ (15,656)
Net Income	- 0 -	- 0 -	61,770
Distributions to Stockholders	- 0 -	- 0 -	(60,000)
Balance - 12/31/06	$ 30	$ 138,297	$ (13,886)

See accompanying notes to financial statements

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.) Nature of Business

The Company was incorporated on February 5, 2002 in the State of Florida. The Company has registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. as a broker/dealer. Consequently, its record keeping is in accordance with rules and regulations prescribed by these agencies. On August 29, 2003, the Corporation changed it corporate name.

B.) Cash Equivalents

For purposes of reporting cash flows, and cash and cash equivalents includes money market accounts and certificates of deposits and any highly liquid debt instruments purchased with a maturity of six months or less.

C.) Organization Costs

Organization costs are amortized over sixty months.

D.) Income Taxes

The Company has made an election to be treated as an S Corporation under the Federal Income tax laws. Accordingly, the income of the Company is taxed directly to its stockholders. Therefore, no provision for income taxes has been made in the financial statements.

E.) Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2006 and revenues and expenses for the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

F.) Marketable Investments

The Company reflects its marketable investments at the lower of cost or market.

NOTE 2 RESTRICTIVE COVENANTS

The National Association of Securities Dealers, Inc. imposes certain restrictions on the Company, the most significant of which are to maintain a minium net capital of $ 100,000 and aggregate indebtedness, as defined, which does not exceed fifteen times net capital, as defined.

NOTE 3 SECURITIES AND EXCHANGE REQUIREMENTS

The statement of changes in liabilities subordinated to claims of general creditors has been omitted as the Company has no such liabilities.

NOTE 4 COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) of that Rule.

NOTE 5 COMMITMENTS

The Company executed a lease on September 19, 2002 for a term of one year commencing November 1, 2002 and ending October 31, 2003. On July 20, 2005, the lease was renewed to August 31, 2007. The lease provides for annual renewals. The rent incurred for the year 2006 was $ 39,401.

NOTE 6 RELATED PARTIES

The two shareholders of the Company receive compensation from the Company.

GEOFFREY RICHARDS SECURITIES CORP
Supplemental Information
STATEMENT OF COMPUTATION OF MINIMUM CAPITAL REQUIREMENTS
DECEMBER 31, 2006

Total Assets	$ 132,114
Less: Liabilities	7,673
Net Capital	124,441
Charges against capital	
Non Allowable Assets	- 0 -
Other charges - haircut	(1,250)
	(1,250)
Adjusted Net Capital	123,191
Net Capital Required	100,000
Excess Net Capital	$ 23,191

GEOFFREY RICHARDS SECURITIES CORP.
RECONCILIATION OF NET CAPITAL
DECEMBER 31, 2006

Net capital per Audited Financial Statements	$ 123,191
Net capital per Focus Report - Part II A	129,942
Net Difference - (adjustment to accrued expenses)	$ 6,751

BAUM & COMPANY, P.A.
Certified Public Accountants
1515 University Drive - Suite 226
Coral Springs, Florida 33071
(954) 752-1712

Geoffrey Richards Securities Corp.
Delray Beach, Florida

We have examined the financial statements of Geoffrey Richards Securities Corp. as of December 31, 2006 and have issued our report there on dated February 23, 2007. As part of our examination, we reviewed and tested the system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and by Rule 17a-5 contemplates that the scope of the review and tests should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. Under these standards and that Rule the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extend if other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognized that the cost of a system of internal accounting control should not exceed the benefits derived and also recognized that the evaluation of these factors necessarily requires estimates and judgements by management.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgement, carelessness, or other personal factors.

Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect to the estimates and judgements required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, and that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the year ended December 31, 2006, was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no weaknesses that I believe to be material.

END

Coral Springs, Florida
February 23, 2007

Baum & Company PA